FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2011

Commission File Number 001-15266

BANK OF CHILE (Translation of registrant's name into English)
Ahumada 251 Santiago, Chile (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....Ö.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...Ö..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BANCO DE CHILE

REPORT ON FORM 6-K

Attached is an English translation of a letter filed by Banco de Chile with the Chilean Superintendency of Banks, Chilean Superintendency of Securities and Insurance and local Stock Exchanges, in connection with an extension of certain insurance agreements entered into by Banco de Chile, its affiliate Banchile Corredores de Seguros Limitada and Banchile Seguros de Vida S.A.

Santiago, October 21, 2011

Mr. Carlos Budnevich Le-Fort

Superintendent of Banks and

Financial Institutions

Ref: ESSENTIAL INFORMATION

Mr. Superintendent:

                Pursuant to articles 9 and 10 of the Securities Law No. 18.045, and chapter 18-10 of the Compilation of Regulations of the Superintendency of Banks and Financial Institutions, I do hereby inform you, as an essential information regarding this banking institution, that on October 20, 2011, Banco de Chile and its affiliate Banchile Corredores de Seguros Limitada, on the one hand, and Banchile Seguros de Vida S.A., on the other hand, have extended until March 31, 2012, and on a single requirement of Banco de Chile, until June 30, 2012, the following existent insurance agreements:

1.         Brokerage Agreement entered into by the affiliate Banchile Corredores de Seguros Limitada and the related company Banchile Seguros de Vida S.A.

2.         Agreements entered into by Banco de Chile and Banchile Seguros de Vida S.A.:

a)       Collection and Data Administration Agreement.

b)       Use Agreement for Distribution Channels.

c)       Banchile’s Trademark License Agreement.

3.       Framework agreement for Insurance Banking, entered into by Banco de Chile, Banchile Corredores de Seguros Limitada and Banchile Seguros de Vida S.A.

It is worth noting that Banchile Seguros de Vida S.A. is a related party to Banco de Chile in accordance with Article 146 of the Chilean Corporations Law. In turn, Banchile Corredores de Seguros Limitada is an affiliate of Banco de Chile incorporated pursuant to Article 70 letter a) of the Chilean Banking Act.

Sincerely,

Arturo Tagle Quiroz

Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 21, 2011.

Banco de Chile

/s/ Arturo Tagle Q.

By: Arturo Tagle Q.

       CEO